1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

September 19, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R Bellacicco, Esq.

Re:	Redwood Enhanced Income Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File Number: 814-01508

Dear Mr. Bellacicco:

Thank you for your telephonic comments on September 16, 2022 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (Registration No. 814-01508) (the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission on September 9, 2022. We describe below the changes the Company has made in response to your comments in the Company’s Definitive Proxy Statement that the Company filed on September 19, 2022. For your convenience, your comments are presented in bolded text below followed by the Company’s response.

1.	Please confirm supplementally whether the Company intends to use the full set delivery option rather than notice and access.

Response: The Company confirms that it will use the full set delivery option.

2.	Please confirm supplementally whether the Company has retained a solicitation firm in connection with this solicitation.

Response: The Company confirms that it has not retained a solicitation firm.

3.	As required by Item 3 of Schedule 14A, please outline briefly the rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon and indicate any statutory procedure required to be followed by dissenting security holders in order to perfect such rights. Where such rights may be exercised only within a limited time after the date of adoption of a proposal, the filing of a charter amendment or other similar act, state whether the persons solicited will be notified of such date.

Response: The Company has revised the disclosure to state that this proposal does not give rise to any appraisal or similar rights of dissenters.

United States Securities and Exchange Commission September 19, 2022 Page 2

4.	In the section of the Preliminary Proxy Statement entitled “Expenses”, the Company discloses that it will bear organizational and offering costs in excess of $1.0 million. Please confirm whether this disclosure is still relevant given that the Company has commenced operations.

Response: The Company confirms that this disclosure is still relevant given that it is continuing to accept new investments.

5.	On the form of proxy card, please revise Proposal 1 to state that the amended and restated investment advisory agreement will be between the Company and Redwood Capital Management, LLC

Response: The Company has revised the disclosure on the form of proxy card accordingly.

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Should you have any further comments or questions, please contact the undersigned at (202) 261-3386 or at william.bielefeld@dechert.com. Thank you for your attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld